Chemin des Aulx, 12 1228 Plan-les-Ouates Geneva, Switzerland	VIA EDGAR

January 23, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes
Ms. Mary Beth Breslin

Re:	ObsEva SA
Registration Statement on Form F-1
File No. 333-215383

Acceleration Request
	Requested Date:	Thursday, January 25, 2017
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on January 25, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Divakar Gupta, Nicole Brookshire, Charles S. Kim, Mark Ballantyne or Esther Cho of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ObsEva SA

By:	/s/ Ernest Loumaye
Ernest Loumaye
Chief Executive Officer

cc:	Divakar Gupta, Cooley LLP
Nicole Brookshire, Cooley LLP
Charles S. Kim, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP